FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Distribution of an Interim Dividend from 2004 net income	3

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

According to the shareholder remuneration policy approved by the Company's Board of Directors, and in accordance with the resolution adopted at its meeting of January 26th, 2005, Telefonica's Board of Directors, at its meeting held today, has approved to distribute an interim dividend, from 2004 net income, of a fix gross amount of Euro 0.23 for each outstanding share with the right to receive dividends of the Company.

The payment of this dividend shall be executed, as it has been already announced, on May 13th , 2005, through the participating entities in Iberclear (Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A.), the Spanish entity in charge of registration, clearing and settlement of securities. Tax withholding shall be made on gross amounts as required by applicable legislation.

Likewise, and in accordance with the aforementioned resolution adopted at its meeting of January 26th , 2005, the Board of Directors has resolved to propose to the next Annual General Shareholders Meeting, the distribution of a dividend in cash, from the Additional Paid-in Capital Reserve, of a fixed amount of Euro 0.27 per share. The payment of this dividend is subject to its approval by the above mentioned Annual General Shareholders Meeting, and shall be made in accordance with what it was announced by the Company, on November 11th, 2005.

By distributing both of the above mentioned dividends, Telefónica's Board of Directors implements the resolution adopted at its meeting held on January 26th 2005, to distribute a total amount of Euro 0.50 per share corresponding to fiscal year 2004.

Madrid, February 23rd , 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 23rd, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors